CRYSTAL SYSTEMS SOLUTIONS ANNOUNCES DATE FOR ITS ANNUAL SHAREHOLDERS MEETING

Herzlia, Israel -June 17, 2003 - Crystal Systems Solutions Ltd. (NASDAQ: CRYS), a global market leader in providing end-to-end IT modernization and cross platform rehosting solutions, today announced that it will hold its Annual General Meeting of Shareholders on Wednesday, July 23 rd,  2003 at 10:00 A.M. Israel time, at its offices on 8 Maskit street in Herzelia, Israel.

The record date for the meeting is June 19th ,2003. Crystal will send to its shareholders proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.

About Crystal
Crystal Systems Solutions Ltd. (NASDAQ: CRYS) and its wholly owned subsidiary BluePhoenix Solutions develop and market cost effective Enterprise IT Modernization products and solutions that enable clients to extend the ROI of their existing systems through Understanding, Migration, Transformation and Development. The companies have offices throughout the world including the US, UK, Denmark, Germany, Italy, Netherlands, Israel and Cyprus.

For more information, please visit our web site at
www.crystal-sys.com or www.bluephoenixsolutions.com

Crystal Systems Solutions is a member of the Formula Group (NASDAQ: FORTY). The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based solutions.

This press release is also available at www.crystal-sys.com
All names and trademarks are their owners' property.
Contact: Iris Yahal +972-9-9526110